                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT No. 1) /1/
                                               --


                            UNITED AUTO GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Voting Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   909440109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 7, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

                              (Page 1 of 5 Pages)

--------------------------                         ---------------------------
 CUSIP No. 909440109                   13D              Page  2  of  5  Pages
 -------------------                                         ---    ---
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AIF II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                         ---------------------------
 CUSIP No. 909440109                   13D              Page  3  of  5  Pages
 -------------------                                         ---    ---
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Apollo Advisors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

--------------------------------------------------------------------------------

     This Amendment No. 1 ("Amendment No. 1")  to the Statement on Schedule 13D
                            ---------------
filed on April 22, 1999 with the Securities and Exchange Commission (as so amended, the "Schedule 13D"), with respect to the Voting Common Stock, par value
              ------------
$0.0001 per share ("Common Stock"), of United Auto Group, Inc., a Delaware
                    ------------
corporation ("UAG" or the "Issuer"), amends and supplements Item 5 of the
              ---          ------
Schedule 13D. The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings associated to them on the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------


     Item 5 is hereby amended and restated to read as follows:

     (a) AIFII no longer has beneficial ownership over any previously reported securities inasmuch as it sold 1,843,656 shares of Common Stock of UAG to a purchaser on August 7, 2001 for a purchase price of $17.00 per share for an aggregate purchase price of $31,342,152.00, pursuant to a privately negotiated transaction in the United States of America.

     (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for AIFII is set forth in the cover pages and such information is incorporated herein by reference.

     (c) The response in Item 5(a) of this Amendment No. 1 is incorporated herein by reference.

     (d)  Not applicable.

     (e) AIFII ceased to be the beneficial owner of more than five percent of the Common Stock of UAG on August 7, 2001.

                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2001

                                      AIF II, L.P.

                                      By:  Apollo Advisors, L.P.,
                                           Managing General Partner
                                           By:  Apollo Capital Management, Inc.,
                                                General Partner


                                      By: /s/ Patricia M. Navis
                                         -----------------------------
                                         Name:  Patricia M. Navis
                                         Title: Vice President, Apollo Capital
                                                Management, Inc.

                                      APOLLO ADVISORS, L.P.

                                      By:  Apollo Capital Management, Inc.,
                                           General Partner


                                      By: /s/ Patricia M. Navis
                                         -----------------------------
                                         Name:  Patricia M. Navis
                                         Title: Vice President, Apollo Capital
                                                Management, Inc.

                               Page 5 of 5 Pages